

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2024

Steven Wang
Chief Financial Officer
Hollysys Automation Technologies, Ltd.
No. 2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing , P. R. China 100176

      Re: Hollysys Automation Technologies, Ltd.
              Form 20-F for the year ended June 30, 2023
              File No. 1-33602

Dear Steven Wang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing